UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                       (Amendment No. 10)

                    J & J SNACK FOODS CORP.

                   Common Stock, no par value

                          22528J 10 5


     Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 4 Pages



CUSIP NO. 22528J 10 5         13G            Page 2 of 4 Pages

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gerald B. Shreiber
     ###-##-####
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable

     (a) ( )        (b)  ( )
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC USE ONLY

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
               5    SOLE VOTING POWER

NUMBER OF           2,863,525
SHARES              - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY
EACH                No Shares
REPORTING           - - - - - - - - - - - - - - - - - - - - - - - -
PERSON         7    SOLE DISPOSITIVE POWER
WITH
                    2,863,525
                    - - - - - - - - - - - - - - - - - - - - - - - -
               8    SHARED DISPOSITIVE POWER

                    No Shares
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,095,587
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (8) EXCLUDES CERTAIN SHARES*

     Not Applicable
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     33 percent
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   TYPE OF REPORTING PERSON*

     IN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                    Amendment No. 12 to Schedule 13G

                                                  Page 3 of 4

                                Item 1(a)
Name of Issuer:  J & J Snack Foods Corp.

                                Item 1(b)
Address of Issuer's Principal Executive Offices:  6000 Central
Highway, Pennsauken, New Jersey 08109

                                Item 2(a)
Name of Person Filing:  Gerald B. Shreiber

                                Item 2(b)
Address of Principal Business Office:  6000 Central Highway,
Pennsauken, New Jersey, 08109

                                Item 2(c)
Citizenship:  United States of America

                                Item 2(d)
Title of Class of Securities:  Common Stock, no par value

                                Item 2(e)
CUSIP Number:  22528J 10 5

                                Item 3
                         Not Applicable

                                Item 4
(a)  Amount Benefically Owned:  3,095,887 shares, including
     1,100 shares owned by a spouse in which beneficial ownership is disclaimed, 1,000 shares owned as trustee for a niece, options to acquire 232,062 shares and exercisable within 60 days and 68,949 shares held for the benefit of Mr. Shreiber in J & J's 401(k) Plan.

(b)  Percent of Class:  33 percent.

(c) Items 5, 6, 7, and 8 from Page 2 of this statement are incorporated by reference.

                                Item 5
                         Not Applicable

                                Item 6
                         Not Applicable

                                Item 7
                         Not Applicable

                                Item 8
                         Not Applicable

                Amendment No. 12 to Schedule 13G

                                                  Page 4 of 4

                             Item 9
                         Not Applicable

                             Item 10
                         Not Applicable

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  December 31, 1998


Signature:                         _________________________
                                   Gerald B. Shreiber


     The filing of this Schedule shall not be construed as an admission (a) that the person filing this Schedule is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule, or (b) that this Schedule is legally required to be filed by such person.